July 2, 2015

Via: Email

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Annual Report on Form 10-K
Filed February 27, 2015
File No. 001-33528

Dear Mr. Riedler:

On behalf of OPKO Health, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated June 29, 2015, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on February 27, 2015 (File No. 001-33528) (the “Annual Report”).

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Item 1. Business

Current Product Candidates and Related Markets

Pharmaceutical Business, page 12

1. Here, and wherever else you address your agreement with Pfizer Inc. in detail, you should enhance your disclosure by including the following information:

•	a range of royalty payments and tiered profit sharing percentages within 10% if the hGH-CTP product is commercialized, (e.g. low or high single-digits, teens , twenties, etc.); and

•	the duration and termination provisions of the agreement.

Please provide us with draft disclosure.

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Jeffrey P. Riedler

Securities and Exchange Commission

July 2, 2015

Company’s Response:

With your approval, the Company proposes including disclosure substantially similar to the following in future filings to address your comments relating to the royalty terms and termination provisions:

We are eligible to receive initial tiered royalty payments associated with the commercialization of hGH-CTP for Adult growth hormone deficiency (GHD) with percentage rates ranging from the high teens to mid-twenties.

The agreement with Pfizer will remain in effect until the last sale of the licensed product, unless earlier terminated as permitted under the agreement. In addition to termination rights for material breach and bankruptcy, Pfizer is permitted to terminate the Agreement in its entirety, or with respect to one or more world regions, without cause after a specified notice period. If the Agreement is terminated by us for Pfizer’s uncured material breach, or by Pfizer without cause, provision has been made for transition of product and product responsibilities to us for the terminated regions, as well as continued supply of product by Pfizer or transfer of supply to us in order to support the terminated regions.

With regard to your comment regarding disclosure of the specific percentages for the profit share, we have previously disclosed that upon the approval and launch of hGH-CTP for pediatric GHD in certain major markets, the royalty obligation will convert into a regional tiered profit sharing arrangement covering sales of hGH-CTP and Pfizer’s Genotropin® for all indications in the applicable region. We have not yet commenced our Phase 3 study for the pediatric indication, and as such, do not believe the profit sharing provisions will have a financial impact on OPKO for the foreseeable future. Moreover, disclosure of the actual percentages, while causing competitive harm to both OPKO and Pfizer, would not provide meaningful information to investors regarding the amounts OPKO would receive under the profit share given uncertainty over when and if hGH-CTP will be approved and commercialized, the sales and profitability of the Pfizer hGH franchise, the entry of other competitive products, and the timing of launch of hGH-CTP in major markets. As a result, we do not believe the profit share percentages are material to our shareholders or to an understanding of the transaction. As OPKO approaches final development of, and approval for, the pediatric indication, OPKO will include appropriate disclosure about the specific terms of the profit share.

2. Here, and wherever else you address your agreement with TESARO, Inc. in detail, you should enhance your disclosure by including the following information:

•	the geographic extent and nature of the license;

•	the extent to which TESARO or the registrant will bear the costs of clinical development and commercialization;

•	the amount of the potential milestone payments aggregating $ 121 million that you have already received;

•	your royalty rate within 10% (e.g. low or high single-digits, teens, twenties, etc.); and

•	the duration and termination provisions of the agreement.

Please provide us with draft disclosure.

Jeffrey P. Riedler

Securities and Exchange Commission

July 2, 2015

Company’s Response:

With your approval, the Company proposes including disclosure substantially similar to the following in future filings.

Under the terms of the license, we received a $6 million upfront payment from TESARO and are eligible to receive milestone payments of up to $30 million upon achievement of certain regulatory and commercial sale milestones (of which $5 million has been paid to date) and additional commercial milestone payments of up to $85 million if specified levels of annual net sales are achieved. TESARO is also obligated to pay us tiered royalties on annual net sales achieved in the United States and Europe at percentage rates that range from the low double digits to the low twenties, and outside of the United States and Europe at low double-digit percentage rates. TESARO assumed responsibility for clinical development and commercialization of licensed products at its expense. Under the Agreement, we will continue to receive royalties on a country-by-country and product-by-product basis until the later of the date that all of the patent rights licensed from us and covering rolapitant expire, are invalidated or are not enforceable and 12 years from the first commercial sale of the product.

If TESARO elects to develop and commercialize rolapitant in Japan through a third-party licensee, TESARO will share equally with us all amounts it receives in connection with such activities, subject to certain exceptions and deductions.

The term of the license will remain in force until the expiration of the royalty term in each country, unless we terminate the license earlier for TESARO’s material breach of the license or bankruptcy. TESARO has a right to terminate the license at any time during the term for any reason on three months’ written notice.

Intellectual Property, page 16

3. Please identify each of your material patents and provide separately the following information for each such patent:

•	the product(s) to which the patent relates;

•	the nature of the patent (e.g. composition of matter, method of use, manufacturing or delivery, etc.);

•	jurisdiction where the patent was granted and the expiration date; and

•	whether the patent was licensed or is owned outfight by the registrant and if it is licensed, the licensor.

Jeffrey P. Riedler

Securities and Exchange Commission

July 2, 2015

Please provide us draft disclosure.

Company’s Response:

With your approval, the Company proposes including disclosure substantially similar to the following in future filings.

Patents

We own or license-in over a thousand U.S. and foreign patents and applications for our products, product candidates and our out-licensed product candidates. These patents cover pharmaceuticals, diagnostics and other products and their uses, pharmaceutical and diagnostic compositions and formulations and product manufacturing processes. Our patents are filed in various locations worldwide as is appropriate to the particular patent and its use.

Rayaldee

We have multiple U.S. patent families relating to Rayaldee. These patents are also filed in multiple countries worldwide. One patent family claims a sustained release oral dosage formulation and a method of treating 25-hydroxy vitamin D insufficiency or deficiency and will not expire until at least February 2027. A second patent family claims a method of administering 25-hydroxy vitamin D3 by controlled release, a formulation for controlled release of a vitamin D compound, a controlled release oral dosage formulation of a vitamin D compound and a method of treatment, and will not expire until at least April 2028. We also have additional patent applications pending relating to the sustained release formulation and its use and have licensed patents covering the capsule shell.

Rolapitant

The rolapitant line of patents, licensed to TESARO, includes multiple patent families that cover anti-nausea treatment for chemotherapy patients. These U.S. patents are also filed and granted in many countries around the world. One patent family covers the chemical composition of rolapitant and related compounds and expires in December 2023 (with the patent term adjustment.) The second patent family covers pharmaceutical formulations, including a capsule formulation with a related method of use and expires in April of 2027. The third patent family covers particular aspects of the chemical composition of rolapitant as well as certain methods of treating delayed onset nausea and expires in April 2027. The fourth patent family covers a powdered pharmaceutical composition of a crystalline salt of rolapitant and expires in March 2028. The current line of rolapitant patents are approved for oral treatment. Patent applications directed towards IV formulation of rolapitant are currently pending.

Jeffrey P. Riedler

Securities and Exchange Commission

July 2, 2015

hGH-CTP

The hGH-CTP line of patents, which is currently licensed to Pfizer, Inc., includes two main patent families that cover modified human grown hormone treatment. These U.S. patents are also filed in multiple countries around the world. One patent family covers certain CTP-modified hGH polypeptides relating to growth hormones and their method of use and expires in February of 2027. The second patent family covers cytokine-based polypeptides relating to human growth hormone treatment and expires in 2027. In addition to the CTP patents and applications licensed to Pfizer, OPKO has multiple patent families covering similar biologicals with patents and applications pending.

Licenses and Collaborative Relationships, page 17

4. We note that you mention eight entities from which you have licensed intellectual property. In the second and third risk factors on page 39 you discuss your reliance on licenses from third parties. We also note that you acquired rolapitant and other neurokinin-1 (“NK-1”) assets from Schering Plough Corporation and are obligated to pay them milestone payments. Please disclose the material terms of any material in-licensing agreements related to your commercial or later stage pipeline products and file these license agreements as exhibits to the Form 10-K. Please provide us with draft disclosure.

Company’s Response:

Consistent with other companies in the biopharmaceutical and diagnostics industry, the Company enters into collaboration agreements in the ordinary course of its business (i) to acquire rights (in-license) to technologies and/or development-stage assets and (ii) to outlicense product candidates to third-party collaborators. The Company analyzes each collaboration agreement it enters into for materiality when it enters into the agreement and periodically thereafter. For example, the Company has determined that its development and commercialization agreement with Pfizer and its asset acquisition agreement with Merck (formerly Schering Plough Corporation) are material and currently files them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, one “upon which the registrant’s business is substantially dependent.” The Company assessed the materiality of each of its in-license agreements under this framework and determined that, except for the agreements that have been filed as an exhibit pursuant to Item 601(b)(10) of

Jeffrey P. Riedler

Securities and Exchange Commission

July 2, 2015

Regulation S-K, (i) each agreement was made in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any of these in-license agreements.

To date the Company’s business does not significantly rely on the other licensing arrangements to which it is a party. Moreover, these arrangements are not material to the Company’s financial condition and the Company does not expect them to have a material impact on the Company’s financial condition for some time. As a result the Company does not believe that the agreements underlying these arrangements are material to an understanding of the Company’s business or otherwise to its shareholders. Accordingly, the Company respectfully submits that it is not substantially dependent on any of its in-license agreements that it has not already filed, as contemplated in Item 601(b)(10) of Regulation S-K.

The Company hereby confirms that, in connection with future filings, it will continue to periodically evaluate its in-license agreements with third parties and will file pursuant to Item 601(b)(10) each agreement that it determines as of the date of the relevant filing is material to the Company’s business.

*****

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (305) 575-4138.

Sincerely,

/s/ Kate Inman
Kate Inman General Counsel, Secretary

KI/dmr

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